UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.

)*

Panoshan Marketing Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69863V 10 2

(CUSIP Number)

David J. Berardo, 1901 Avenue of the Stars, #931, Los Angeles, CA, 90067, (310) 282-0821

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

69863V 10 2

1.

Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

 David Joseph Berardo

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

_____

(b)

_____

3.

SEC Use Only ______

4.

Source of Funds (See Instructions)    PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 _______

6.

Citizenship or Place of Organization

United States of America

Number of

7.  Sole Voting Power   12,600,000

Shares Bene-

ficially

8.  Shared Voting Power ______

Owned by Each

Reporting

9.  Sole Dispositive Power _____

Person With

10. Shared Dispositive Power ____

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

   12,600,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.   Percent of Class Represented by Amount in Row (11)

70%

14.   Type of Reporting Person (See Instructions)

IN

Item 1.

Security and Issuer

Common stock, principle office is 1901 Avenue of the Stars, #931, Los Angeles, CA, 90067, (310) 282-0821

Item 2.

Identity and Background

a.  David Joseph Berardo

b.  Occupation:  Investor, Businessman and Lawyer.  All business is conducted at 1901 Avenue of the Stars 931, Los Angeles, CA.  Business is conducted in the name of Diva Finance, ARC Finance, and DiMascio & Berardo, PC.

c.  No criminal actions or convictions.

d.  No civil actions

e.  U.S. Citizen

Item 3.

Source and Amount of Funds or Other Consideration

US$60,000, personal funds

Item 4.

Purpose of Transaction

To acquire control of the Issuer for the purposes of operating the business.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a.

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;  NONE

b.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; NONE

c.

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; NONE

d.

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. David Berardo has been appointed to the Board of Directors on November 29, 2007 and is the Chief Executive Oficer and Chief Financial Officer

e.

Any material change in the present capitalization or dividend policy of the issuer; NONE

f.

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; NONE

g.

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; NONE

h.

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; NONE

i.

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; NONE or

j.

Any action similar to any of those enumerated above. NONE

Item 5.

Interest in Securities of the Issuer

On November 29, 2007, David Berardo purchased 12,600,00 shares of common stock representing 70% of the issued and outstanding shares at November 29, 2007, for a total of $60,000.00 or $0.00476 per share. The shares were paid for in cash from David Berardo’s personal funds. The transaction was a direct purchase from the former controlling shareholder of the Issuer through an escrow agent in Calgary, Alberta, Canada.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None

Item 7.

Material to Be Filed as Exhibits

                 None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2007

Date

/s/ David J. Berardo

Signature

David J. Berardo, President

Name/Title

4